Exhibit 12.1

SELECT BANCORP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands, except ratios)

	Three months ended
	March 31,	Year ended December 31,
	2018	2017	2016	2015	2014	2013
	(unaudited)
Pretax income	$2,444	$8,897	$10,401	$9,971	$3,794	$4,744
Preferred stock dividends	$-	$-	$4	$77	$38	$-
Pretax income needed for preferred stock dividends	$-	$-	$6	$117	$61	$-
Fixed charges
Interest expense on deposits	$1,668	$4,326	$3,054	$2,991	$4,119	$4,923
Interest expense on debt	$350	$780	$679	$551	$400	$335
Total interest expense	$2,018	$5,106	$3,733	$3,542	$4,519	$5,258
Including interest expense on deposits
Earnings	$4,462	$14,003	$14,134	$13,513	$8,313	$10,002
Fixed Charges	$2,018	$5,106	$3,733	$3,542	$4,519	$5,258
Ratio of earnings to fixed charges	2.21	2.74	3.79	3.82	1.84	1.90
Ratio of earnings to combined fixed charges and preferred stock dividends	2.21	2.74	3.78	3.69	1.82	1.90
Excluding interest expense on deposits
Earnings	$2,794	$9,677	$11,080	$10,522	$4,194	$5,079
Fixed Charges	$350	$780	$679	$551	$400	$335
Ratio of earnings to fixed charges	7.98	12.41	16.32	19.10	10.49	15.16
Ratio of earnings to combined fixed charges and preferred stock dividends	7.98	12.41	16.18	15.75	9.10	15.16

For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, earnings are defined as the sum of pre-tax income from continuing operations and fixed charges. Fixed charges means the sum of interest expensed and capitalized.

Preferred stock dividends used in the ratio of earnings to fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A Preferred Stock. Series A Preferred Stock was redeemed on January 20, 2016 and, as such, there were no dividends beyond such date.